Exhibit 99.1

Copa Holdings Reports Financial Results for the Second Quarter of 2016

Excluding special items, adjusted net income came in at $21.5 million, or Adj. EPS of $0.51

Panama City, Panama --- August 3, 2016. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2016 (2Q16). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2015 (2Q15).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$54.5 million for 2Q16, or diluted earnings per share (EPS) of US$1.29. Excluding special items, Copa Holdings would have reported an adjusted net income of $21.5 million, or $0.51 per share, a 47.6% decrease over adjusted net income of US$41.0 million or US$0.93 per share for 2Q15.

▪	Operating income for 2Q16 came in at US$34.2 million, a 30.5% decrease over operating income of US$49.2 million in 2Q15. Operating margin for the period came in at 6.9%, compared to 9.1% in 2Q15, as a result of lower unit revenues partially offset by lower unit costs.

▪	Operating results for the quarter were affected by realized fuel hedge losses of US$21.2 million, compared to US$21.3 million in 2Q15. Excluding these realized fuel hedge losses, operating margin for the quarter would have been 11.2% for 2Q16, and 13.1% for 2Q15.

▪	For 2Q16, passenger traffic (RPMs) increased 6.2% on a 0.4% capacity contraction. As a result, consolidated load factor came in at 78.3%, or 4.9 percentage points above 2Q15.

▪	Total revenues decreased 8.2% to US$494.4 million, as Yield per passenger mile decreased 14.0% to 11.3 cents. Operating revenue per available seat mile (RASM) decreased 7.7% to 9.3 cents.

▪	Operating cost per available seat mile (CASM) decreased 5.5%, from 9.1 cents in 2Q15 to 8.6 cents in 2Q16, mainly due to lower jet fuel costs. CASM excluding fuel increased 1% to 6.3 cents.

▪	Cash, short-term and long-term investments ended 2Q16 at US$764.7 million, an increase of US$40.8 million versus 1Q16, which represents 36% of the last twelve months’ revenues.

▪	Copa Holdings took delivery of one Boeing 737-800 aircraft, ending the quarter with a consolidated fleet of 101 aircraft.

▪	In June, Copa Airlines inaugurated service to two new destinations, Chiclayo in Perú and Holguín, our third city in Cuba.

▪	For 2Q16, Copa Holdings reported consolidated on-time performance of 86.5% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	On July 1st Copa Airlines inaugurated its third new destination for 2016, Rosario, Argentina.

▪	Copa Holdings will pay its third quarter dividend of US$0.51 per share on September 15, 2016, on all outstanding Class A and Class B shares, to stockholders of record as of August 31, 2016.

Consolidated Financial & Operating Highlights	2Q16	2Q15	% Change	1Q16	% Change
Revenue Passengers Carried ('000)	2,020	1,868	8.1%	2,120	-4.7%
RPMs (mm)	4,178	3,933	6.2%	4,307	-3.0%
ASMs (mm)	5,335	5,359	-0.4%	5,566	-4.1%
Load Factor	78.3%	73.4%	4.9 p.p.	77.4%	0.9 p.p.
Yield	11.3	13.2	-14.0%	12.5	-9.3%
PRASM (US$ Cents)	8.9	9.7	-8.2%	9.7	-8.2%
RASM (US$ Cents)	9.3	10.0	-7.7%	10.0	-7.4%
CASM (US$ Cents)	8.6	9.1	-5.5%	8.3	3.7%
CASM Excl. Fuel (US$ Cents)	6.3	6.2	1.0%	6.2	2.1%
Breakeven Load Factor	66.6%	61.9%	4.7 p.p.	56.5%	10.1 p.p.
Adjusted Breakeven Load Factor (1)	73.7%	60.2%	13.5 p.p.	65.0%	8.7 p.p.
Fuel Gallons Consumed (Millions)	69.4	67.9	2.1%	71.7	-3.3%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.81	2.30	-21.3%	1.68	7.4%
Average Length of Haul (Miles)	2,068	2,105	-1.8%	2,031	1.8%
Average Stage Length (Miles)	1,194	1,243	-3.9%	1,223	-2.3%
Departures	30,313	30,094	0.7%	31,518	-3.8%
Block Hours	95,171	95,694	-0.5%	97,632	-2.5%
Average Aircraft Utilization (Hours)	10.4	10.8	-3.5%	10.7	-2.8%
Operating Revenues (US$ mm)	494.4	538.4	-8.2%	557.1	-11.2%
Operating Income (US$ mm)	34.2	49.2	-30.5%	94.1	-63.7%
Operating Margin	6.9%	9.1%	-2.2 p.p.	16.9%	-10.0 p.p.
Net Income (US$ mm)	54.5	64.1	-14.9%	115.5	-52.8%
Adjusted Net Income (US$ mm) (1)	21.5	41.0	-47.6%	69.9	-69.3%
EPS - Basic and Diluted (US$)	1.29	1.46	-11.1%	2.74	-52.8%
Adjusted EPS - Basic and Diluted (US$) (1)	0.51	0.93	-45.2%	1.66	-69.3%
# of Shares - Basic and Diluted ('000)	42,117	44,038	-4.4%	42,109	0.0%

(1)Adjusted Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q16, 2Q15, and 1Q16 exclude non-cash charges/gains associated with mark-to-market of fuel hedges, and also exclude charges/gains related to the Venezuelan currency.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 2Q16 RESULTS

Copa Holdings’ second quarter results reflect a low yield environment, mainly driven by the continued economic weakness in Brazil, Colombia and Venezuela, partially offset by the benefits of an aggressive capacity management strategy, an increase in overall traffic and lower unit costs year-over-year. It is important to note that our results were significantly affected by realized fuel hedge losses, which had a negative impact on our operating margins for the quarter, excluding these realized fuel hedge losses the company would have reported an operating margin of 11.2% in 2Q16.

Total revenues decreased 8.2% to US$494.4 million during the quarter on a capacity contraction of 0.4%. Load factor came in at 78.3%, or 4.9 percentage points above 2Q15, while yields decreased 14.0% to 11.3 cents. As a result, passenger revenues per ASM (PRASM) decreased 8.2%, from 9.7 cents in 2Q15 to 8.9 cents in 2Q16.

Consolidated operating expenses for the quarter decreased 5.9% to US$460.3 million, while consolidated operating expenses per ASM (CASM) decreased 5.5% to 8.6 cents. Excluding fuel costs, unit costs came in at 6.3 cents.

Aircraft fuel expense decreased 19.7%, or US$30.6 million, compared to 2Q15, mostly as a result of lower fuel prices. The Company’s effective jet fuel price, which includes a realized hedge loss of US$21.2 million in 2Q16 and US$21.3 million in 2Q15, decreased from an average of US$2.30 per gallon in 2Q15 to US$1.81 per gallon in 2Q16.

For 2Q16, the Company had fuel hedges in place representing 32% of its consolidated volume. The Company has hedges for approximately 32% of 3Q16, and 35% of 4Q16´s expected fuel consumption. For 2017, the Company has hedged less than 6% of its forecasted fuel consumption.

The Company recorded a net non-operating income of US$26.1 million for 2Q16 compared to a net non-operating income of US$22.1 million for 2Q15. Non-operating income for 2Q16 included a fuel hedge mark-to-market gain of US$40.6 million, a currency exchange translation loss of US$7.6 million related to the devaluation of the DICOM rate in Venezuela, and a net interest expense of US$5.9 million. 2Q15 non-operating income consisted mainly of a fuel hedge mark-to-market gain of US$23.4 million.

Copa Holdings closed the quarter with US$764.7 million in cash, short-term and long-term investments, representing 36% of last twelve months´ revenues.

At the end of 2Q16, total debt amounted to US$1.25 billion, all of which is related to aircraft and equipment financing.

We believe we have a very solid and relevant business model, which is based on operating the largest and most convenient network for intra-Latin America travel from our hub based in Panama´s unbeatable geographic position, with unit costs among the lowest of any full service carrier in the Americas, world leading on-time performance, and a strong balance sheet. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities, a flexible fleet plan, and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2016

For 2016, the Company updates its guidance as follows: We maintain consolidated capacity growth at +/-2%,

We are increasing our Load factor guidance to +/-79%. As a result, Unit revenues (RASM) are now expected to come in higher at +/-9.8 cents. Unit costs excluding fuel, or CASM ex-fuel, are still expected to come in at +/-6.4 cents.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.75. As a result, the Company is increasing its operating margin guidance to a range of 11% to 13% for 2016.

Financial Outlook	2016 - Full Year Revised	2016 - Full Year Prior	2015 Reported
Capacity - ASM Growth	+/-2%	+/-2%	4.4%
Average Load Factor	+/-79%	+/-76%	75.2%
RASM (cents)	+/-9.8	+/-9.6	10.4
CASM Ex-fuel (cents)	+/-6.4	+/-6.4	6.4
Operating Margin	11-13%	9-11%	11.8%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q16 totaled US$494.4 million, an 8.2% decrease over operating revenue of US$538.4 million in 2Q15. This decrease was primarily due to an 8.6% or US$44.6 million decrease in passenger revenue.

Passenger revenue. For 2Q16, passenger revenue totaled US$472.9 million, an 8.6% decrease over passenger revenue of US$517.5 million in 2Q15. Passenger yield decreased 14.0% to 11.3, while load factor increased 4.9p.p. which resulted in an 8.2% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$21.5 million in 2Q16, a 3.2% increase from US$20.8 million in 2Q15.

Operating expenses

For 2Q16, consolidated operating expenses decreased 5.9% to US$460.3 million, representing operating cost per available seat mile (CASM) of 8.6 cents. CASM, excluding fuel costs, increased 1.0% to 6.3 cents. An overview of the major variances on a consolidated basis follows:

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Aircraft fuel. For 2Q16, aircraft fuel totaled US$125.3 million, a US$30.6 million or 19.7% decrease over aircraft fuel of US$155.9 million in 2Q15. This decrease was primarily a result of a 21.3% decrease in the average price per gallon of jet fuel (all-in), which averaged US$1.81 in 2Q16 as compared to US$2.30 in 2Q15. The all-in average price per gallon of jet fuel for 2Q16 includes a $21.2 million fuel hedge loss, similar to the US$21.3 million loss in 2Q15. Excluding the effect of realized fuel hedge loss for both periods, fuel prices decreased 24.4%, from US$1.98 in 2Q15, to US$1.50 in 2Q16.

Salaries and benefits. For 2Q16, salaries and benefits totaled US$69.1 million, a 0.2% decrease over salaries and benefits of US$69.2 million in 2Q15 mainly driven by foreign exchange rates and headcount efficiencies, partially offset by the full year effect of salary adjustments.

Passenger servicing. For 2Q16, passenger servicing totaled US$63.6 million, a 0.4% increase over passenger servicing of US$63.3 million in 2Q15. This increase resulted primarily from additional passengers carried due to higher load factors, offset by lower overall passenger related costs.

Commissions. For 2Q16, commissions totaled US$20.6 million, a 1.3% increase over commissions of US$20.4 million in 2Q15. This increase was mainly a result of higher credit card penetration year over year.

Reservations and sales. Reservations and sales totaled US$23.9 million, an 8.4% increase from reservation and sales of US$22.0 million in 2Q15. This increase was primarily a result of additional bookings given a higher load factor year over year.

Maintenance, material and repairs. For 2Q16, maintenance, material and repairs totaled US$26.2 million, a 6.5% decrease over maintenance, material and repairs of US$28.0 million in 2Q15. This decrease was mainly a result of timing of maintenance events and contract negotiations.

Depreciation. Depreciation totaled US$34.8 million in 2Q16, a 2.8% increase over depreciation of US$33.9 million in 2Q15. This increase was primarily driven by the full-year effect of 2015 aircraft deliveries, maintenance events, and other projects.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals decreased 2.7% from US$77.5 million in 2Q15 to US$75.4 million in 2Q15, primarily as a result of efficiencies in crew-related expenses.

Other. Other expenses totaled US$21.4 million, an increase of US$2.5 million over 2Q15. This was primarily a result of non-cash costs related to the ramp-up of ConnectMiles.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled US$26.1 million in 2Q16, compared to US$22.1 million in 2Q15.

Interest expense. Interest expense totaled US$9.1 million in 2Q16, a 9.2% increase from interest expense of US$8.4 million in 2Q15, as a result of a higher effective interest rate and outstanding debt balance related to recent aircraft deliveries.

Interest income. Interest income totaled US$3.2 million, a 44.1% decrease over interest income of US$5.8 million in 2Q15 due to the reduction of our cash balances in Venezuela.

Other, net. Other, net totaled a net gain of US$32.0 million in 2Q16, compared to a net gain of US$24.7 million in 2Q15. Other, net for 2Q16, includes a fuel hedge mark-to-market gain of US$40.6 million and a US$7.6 million translation loss due to currency devaluation in Venezuela. Other, net for 2Q15 consisted mainly of a fuel hedge mark-to-market gain of US$23.4 million.

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About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 78 Boeing 737NG aircraft and 23 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q16	2Q15	Change	1Q16	Change
Operating Revenues
Passenger Revenue	472,931	517,508	-8.6%	537,695	-12.0%
Cargo, mail and other	21,518	20,846	3.2%	19,376	11.1%
Total Operating Revenue	494,449	538,354	-8.2%	557,072	-11.2%

Operating Expenses
Aircraft fuel	125,260	155,908	-19.7%	120,549	3.9%
Salaries and benefits	69,065	69,204	-0.2%	73,683	-6.3%
Passenger servicing	63,560	63,315	0.4%	60,498	5.1%
Commissions	20,642	20,383	1.3%	20,980	-1.6%
Reservations and sales	23,881	22,033	8.4%	26,037	-8.3%
Maintenance, material and repairs	26,190	27,999	-6.5%	29,412	-11.0%
Depreciation	34,815	33,855	2.8%	34,388	1.2%
Flight operations	30,540	32,605	-6.3%	31,932	-4.4%
Aircraft rentals	30,833	30,034	2.7%	30,809	0.1%
Landing fees and other rentals	14,046	14,889	-5.7%	13,302	5.6%
Other	21,434	18,973	13.0%	21,390	0.2%
Total Operating Expense	460,266	489,197	-5.9%	462,980	-0.6%

Operating Income	34,183	49,157	-30.5%	94,091	-63.7%

Non-operating Income (Expense):
Interest expense	(9,147)	(8,372)	9.2%	(9,301)	-1.7%
Interest income	3,238	5,789	-44.1%	2,777	16.6%
Other, net	32,025	24,657	29.9%	39,362	-18.6%
Total Non-Operating Income/(Expense)	26,117	22,074	18.3%	32,838	-20.5%

Income before Income Taxes	60,299	71,231	-15.3%	126,929	-52.5%

Provision for Income Taxes	5,772	7,134	-19.1%	11,474	-49.7%

Net Income	54,527	64,097	-14.9%	115,456	-52.8%

EPS - Basic and Diluted	1.29	1.46	-11.1%	2.74	-52.8%
Shares - Basic and Diluted	42,117,261	44,037,684	-4.4%	42,109,094	0.0%

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Copa Holdings, S. A.
Balance Sheet - IFRS
(US$ Thousands)	June 30,	December 31,
	2016	2015
ASSETS	(Unaudited)	(Audited)
Current Assets:
Cash and cash equivalents	$207,617	$204,715
Restricted cash and cash equivalents	20,787	64,228
Short-term investments	535,484	416,005
Total cash, cash equivalents and short-term investments	763,888	684,948

Accounts receivable, net of allowance for doubtful accounts	123,088	105,135
Accounts receivable from related parties	576	642
Expendable parts and supplies, net of allowance for obsolescence	68,698	62,247
Prepaid expenses	44,950	48,667
Other current assets	9,405	5,946
Total Current Assets	1,010,605	907,585

Long-term investments	856	861

Property and Equipment:
Owned property and equipment:
Flight equipment	3,080,513	3,030,361
Other equipment	120,427	121,205
	3,200,940	3,151,566
Less: Accumulated depreciation	(795,669)	(743,983)
	2,405,271	2,407,583
Purchase deposits for flight equipment	222,514	243,070
Total Property and Equipment	2,627,785	2,650,653

Other Assets:
Net pension asset	8,130	6,050
Goodwill	20,380	20,380
Intangible asset	52,483	49,046
Deferred tax Assets	16,870	12,708
Other assets	52,931	68,193
Total Other Assets	150,794	156,377
Total Assets	$3,790,040	$3,715,476

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$214,667	$245,514
Accounts payable	88,845	94,741
Accounts payable to related parties	10,810	5,605
Air traffic liability	384,813	352,110
Frequent flyer deferred revenue	25,893	18,884
Taxes and interest payable	87,759	67,242
Accrued expenses payable	66,820	82,948
Other current liabilities	50,545	118,623
Total Current Liabilities	930,152	985,667

Non-Current Liabilities:
Long-term debt	1,035,440	1,055,183
Other long-term liabilities	69,170	54,339
Deferred tax liabilities	39,151	32,865
Total Non-Current Liabilities	1,143,761	1,142,387

Total Liabilities	2,073,913	2,128,054

Shareholders' Equity:
Class A - 33,477,536 issued and 31,111,310 outstanding	20,988	20,924
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	59,072	57,455
Treasury Stock	(136,388)	(136,388)
Retained earnings	1,765,765	1,638,733
Accumulated other comprehensive income (loss)	(776)	(768)
Total Shareholders' Equity	1,716,127	1,587,422
Total Liabilities and Shareholders' Equity	$3,790,040	$3,715,476

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2016	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	267,049	194,620	273,835
Cash flow (used in) from investing activities	(124,608)	(59,718)	(47,520)
Cash flow used in financing activities	(139,539)	(166,017)	(193,322)
Net increase (decrease) in cash and cash equivalents	2,902	(31,115)	32,993
Cash and cash equivalents at January 1	204,715	221,443	139,110
Cash and cash equivalents at June 30	$207,617	$190,328	$172,103

Short-term investments *	535,484	410,000	723,808
Long-term investments **	856	526,132	253,875
Restricted cash and cash equivalents ***	20,787	27,260	52,425
Total cash and cash equivalents and investments at June 30	$764,744	$1,153,720	$1,202,211

* Short-term investments include $264 million of cash in Venezuela at June 2014.

** Long-term investments include $435 million and $253 million at June 2015 and 2014 of cash in Venezuela, respectively.

*** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Breakeven Load Factor, CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS.This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q16	2Q15	1Q16

Net income as Reported	$54,527	$64,097	$115,456

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	40,644	23,409	27,432
(Loss) gain due to devaluation of Venezuelan Bolivar	(7,607)	(294)	18,134
Adjusted Net Income	$21,490	$40,982	$69,890

Shares used for Computation (in thousands)
Basic and Diluted	42,117	44,038	42,109

Adjusted earnings per share - Basic and Diluted	0.51	0.93	1.66

Reconciliation of Operating Costs per ASM
Excluding Fuel and Special Items	2Q16	2Q15	1Q16

Operating Costs per ASM as Reported	8.6	9.1	8.3
Aircraft fuel per ASM	(2.3)	(2.9)	(2.2)
Operating Costs per ASM excluding fuel	6.3	6.2	6.2

Reconciliation of Breakeven Load Factor
Excluding Special Items	2Q16	2Q15	1Q16

Total Operating Expenses, Non-Operating Results and Provision for Income Taxes	439,922	474,258	441,616

Breakeven Load Factor	66.6%	61.9%	56.5%

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	40,644	23,409	27,432
(Loss) gain due to devaluation of Venezuelan Bolivar	(7,607)	(294)	18,134
Total Operating Expenses, Non-Operating Results and Provision for Income Taxes excluding special items	$472,959	$497,372	$487,182

Adjusted Breakeven Load Factor (Excluding Special items)	73.7%	60.2%	65.0%

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